Exhibit 12

Staples, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Nine Months Ended	Fiscal Year Ended
	November 1,	February 2,	February 3,	January 28,	January 29,	January 31,
	2008	2008	2007	2006	2005	2004
Earnings:
Income before income taxes and minority interests	$888,665	$1,554,482	$1,471,328	$1,235,299	$1,046,575	$714,619
Interest portion of rental expense	167,046	193,850	183,854	169,825	157,187	143,992
Interest expense, net of capitalized interest	88,348	38,335	47,810	56,774	39,888	31,575
Capitalized interest	—	—	188	—	—	63
Pre tax earnings (losses) from equity method investees	(879)	(192)	—	7	95
Less: capitalized interest	—	—	(188)	—	—	(63)
Less: minority interests	(5,859)	802	321	(298)	—	—
Earnings	$1,137,321	$1,787,277	$1,703,313	$1,461,607	$1,243,745	$890,186

Fixed charges:
Interest portion of rental expense	$167,046	$193,850	$183,854	$169,825	$157,187	$143,992
Interest expense, net of capitalized interest	88,348	38,335	47,810	56,774	39,888	31,575
Capitalized interest	—	—	188	—	—	63
Fixed charges	$255,394	$232,185	$231,852	$226,599	$197,075	$175,630

Ratio of earnings to fixed charges	4.45	7.70	7.35	6.45	6.31	5.07